RRSat Global Communications Network Ltd.

Notice of Extraordinary General Meeting of Shareholders

Omer, Israel

December 20, 2006

To the Shareholders of
RRSat Global Communications Network Ltd.:

        An Extraordinary General Meeting of Shareholders of RRSat Global Communications Network Ltd. will be held on January 24, 2007 at 3:00 p.m. (Israel time), at RRSat’s executive offices at Reem Junction, D.N. Shikmim 79813, Israel, for the following purposes:

(1)	to elect David Assia and Vered Levy-Ron as Outside Directors of RRSat for a period of three years; and

(2)	to approve the compensation of the Outside Directors of RRSat.

        Only shareholders of record at the close of business on December 20, 2006 are entitled to notice of, and vote at, the meeting.

        WHETHER OR NOT YOU PLAN TO ATTEND THE EXTRAORDINARY GENERAL MEETING AND REGARDLESS OF THE NUMBER OF ORDINARY SHARES YOU OWN, YOU ARE REQUESTED TO COMPLETE AND RETURN THE ENCLOSED PROXY CARD, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS OF RRSAT, AND TO MAIL IT PROMPTLY IN THE ACCOMPANYING ENVELOPE.

        If you are present at the Extraordinary General Meeting and desire to vote in person, you may revoke your appointment of proxy at the meeting so that you may vote your shares personally.

By Order of the Board of Directors, GILAD RAMOT Chairman of the Board of Directors

RRSat Global Communications Network Ltd.

PROXY STATEMENT

Extraordinary General Meeting of Shareholders

January 24, 2007

        We invite you to attend RRSat Global Communications Network Ltd.‘s Extraordinary General Meeting of Shareholders. The meeting will be held on January 24, 2007 at 3:00 p.m. (Israel time), at RRSat’s executive offices at Reem Junction, D.N. Shikmim 79813, Israel.

        We are sending you this Proxy Statement because you hold Ordinary Shares, par value NIS 0.01 per share, of RRSat. Our Board of Directors is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the meeting or at any adjournment of the meeting.

Agenda Items

        The following matters are on the agenda for the meeting:

(1)	to elect David Assia and Vered Levy-Ron as Outside Directors of RRSat for a period of three years; and

(2)	to approve the compensation of the Outside Directors of RRSat.

How You Can Vote

        You can vote your shares by attending the meeting or by completing and signing a proxy card. Attached is the proxy card for the meeting that is being solicited by our Board of Directors. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 4 Hagoren Street, Industrial Park, Omer 84965, Israel, or our registrar and transfer agent receives it in the enclosed envelope, by January 23, 2007. If you sign and return the enclosed proxy card, your shares will be voted in favor of all of the proposed resolutions, whether or not you specifically indicate a “for” vote, unless you clearly vote against a specific resolution. In addition, unless you indicate otherwise in the proxy card, by signing and returning the proxy card you are certifying that:

—	Your holdings and your vote DO NOT REQUIRE the consent of the Israeli Minister of Communications pursuant to Section 1(b) to Annex H to RRSat’s Special License No. 5-10439-0-96224 or Section 1(b) to Annex F to RRSat’s Special License No. 5-10439-2-95049; and

—	You are NOT a controlling shareholder of RRSat.

Who Can Vote

        You are entitled to notice of the meeting and to vote at the meeting if you were a shareholder of record at the close of business on December 20, 2006. You are also entitled to notice of the meeting and to vote at the meeting if you held Ordinary Shares through a bank, broker or other nominee which was one of our shareholders of record at the close of business on December 20, 2006, or which appeared in the participant listing of a securities depository on that date. We are mailing the proxy cards to our shareholders on or about December 20, 2006, and we will solicit proxies primarily by mail and email. The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors, employees and agents, but they will not receive additional compensation for these services. We will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and we will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum and Required Vote

        On December 20, 2006, we had outstanding 17,242,300 Ordinary Shares. Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the meeting. Under our Articles of Association, the meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold Ordinary Shares representing at least one-third of our voting power. This is known as a quorum. If a quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for one day (to the same time and place), or to a day, time and place proposed by our Board of Directors. Any two shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum, provided they hold Ordinary Shares representing at least 10% of our voting power. Under Israeli law, broker non-votes and abstentions will be counted toward the required quorum, but will then have no effect on whether the requisite vote is obtained (that is, they will not be counted as voting for or against the proposals).

Our Board of Directors unanimously recommends that you vote “FOR” both proposals under Items 1 and 2 below.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table shows information as of December 20, 2006 for (i) each person who, as far as we know, beneficially owns more than 5% of our outstanding Ordinary Shares, (ii) each of our executive officers and directors and (iii) our executive officers and directors as a group. The information in the table below is based on 17,242,300 Ordinary Shares outstanding as of December 20, 2006. Except as otherwise set forth below, the street address of the beneficial owners is c/o RRSat Global Communications Network Ltd., 4 Hagoren Street, Industrial Park, Omer 84965, Israel.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares

Executive Officers and Directors
Gilad Ramot	--	--
David Rivel (2)	2,590,700	14.99%
Gil Efron	--	--
Lior Rival	--	--
Ziv Mor	--	--
David Assia	--	--
Amit Ben-Yehuda	--	--
Yigal Berman	--	--
Avi Kurzweil	--	--
Haim Mazuz(3)	--	--
Alex Milner	--	--
Ron Oren	--	--
All directors and officers as a group
(12 persons)(2)(3)	2,590,700	14.99%

Other 5% Shareholders
Del-Ta Engineering Equipment Ltd. (4)	6,085,800	35.30%
Kardan Communications Ltd. (5)	4,233,600	24.55%

(1)	Excludes outstanding restricted stock units that do not vest within 60 days of December 20, 2006.

(2)	Includes options to purchase 37,800 Ordinary Shares at an exercise price of $5.60 per share, exercisable within 60 days of December 20, 2006. These Ordinary Shares are deemed outstanding for the purpose of computing the percentage owned by David Rivel (that is, they are included in both the numerator and the denominator) but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3)	Haim Mazuz is resigning from his position as our director effective upon the election of Vered Levy-Ron as our Outside Director.

(4)	The address of Del-Ta Engineering Equipment Ltd. is 8 Shaul Hamelech Blvd. Tel-Aviv 64733, Israel. Del-Ta Engineering Equipment Ltd. is a wholly-owned subsidiary of Rapac Electronics Ltd., which in turn is 80% held by InterGamma Investment Ltd., a company that is publicly traded on the Tel-Aviv Stock Exchange. Del-Ta Engineering Equipment Ltd. directly holds 6,085,800 Ordinary Shares and may be deemed the beneficial owner of additional 2,590,700 Ordinary Shares that are directly held by Mr. Rivel, by virtue of the irrevocable proxy for the election of directors that Mr. Rivel has granted to Del-Ta Engineering Equipment Ltd.

(5)	The address of Kardan Communications Ltd. is 154 Menachem Begin Road Tel-Aviv 64921, Israel. Kardan Communications Ltd. is a wholly-owned subsidiary of Kardan Israel Ltd., a company that is publicly traded on the Tel-Aviv Stock Exchange and a subsidiary of Kardan N.V., which is also publicly traded on the Tel-Aviv Stock Exchange.

ITEM 1 – PROPOSAL: ELECTION OF OUTSIDE DIRECTORS

        In accordance with the Israeli Companies Law and the relevant regulations, we must have at least two Outside Directors who meet the statutory requirements of independence. An Outside Director serves for a term of three years, which may be extended for additional three-year terms. An Outside Director can be removed from office only under very limited circumstances. All of the Outside Directors must serve on our Audit Committee, and at least one Outside Director must serve on each committee of our Board of Directors.

        A person may not serve as an Outside Director if at the date of the person’s election or within the prior two years the person, or his or her relatives, partners, employers or entities under the person’s control, have or had any affiliation with us or any entity controlling, controlled by or under common control with us. Under the Companies Law, “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control, and service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed or elected as a director of the private company in order to serve as an Outside Director following the initial public offering.

        A person may not serve as an Outside Director if that person’s position or other business activities create, or may create, a conflict of interest with the person’s service as a director or may otherwise interfere with the person’s ability to serve as a director. If at the time any Outside Director is to be elected all members of the board are of the same gender, then the Outside Director to be elected must be of the other gender.

        The shareholders are being asked to elect David Assia and Vered Levy-Ron to serve as Outside Directors under the Israeli Companies Law for a three-year term. Biographical information concerning Mr. Assia and Ms. Levy-Ron, the nominees for election as Outside Directors, is set forth below. In connection with the Extraordinary General Meeting, our director, Haim Mazuz, notified us that he will be resigning from our Board of Directors effective upon the election of Mr. Assia and Ms. Levy-Ron as Outside Directors.

        David Assia was appointed as our director in October 2006 in order to serve as an Outside Director following our initial public offering, which was completed in November 2006. Mr. Assia is a co-founder of Magic Software Enterprises Ltd. (NASDAQ: MGIC), and has served there in various positions, including as a director, Chairman of the Board of Directors and Chief Executive Officer, since 1983. Mr. Assia was managing director of Mashov Computers Ltd. between 1980 and 1986 and has served as the Chairman of its Board of Directors since 1989. Mr. Assia also serves as a director of Aladdin Knowledge Systems Ltd., Enformia Ltd., Babylon Ltd., Radview Software, The Weitzman Institute of Sciences and The Israel Association of Software Houses. Mr. Assia holds a B.A. degree in economics and statistics and an M.B.A. degree, both from Tel Aviv University.

        Vered Levy-Ron is the founder and president of DaLi Advisory, a business consulting firm for corporations and executives.  Prior to founding DaLi Advisory in September 2005, Ms. Levy-Ron served as head of the Prepaid Products and Services Group and as a VP of New Businesses at IDT Telecom, a subsidiary of IDT Corporation, from February 2002 to July 2005.  Ms. Levy-Ron was also a strategy management consultant at A.T. Kearney in Paris from 1999 to 2001, at Booz Allen & Hamilton in New York from 1993 to 1999 and at Shaldor in Tel Aviv from 1990 to 1992.  Ms. Levy-Ron holds a B.A. degree in French and economics from Tel Aviv University and an M.B.A. degree in finance and international management from Columbia Business School.

Nominees for Outside Directors

        Our Board of Directors has reviewed the qualifications and expertise of the nominees proposed to be elected as Outside Directors and has determined that both Mr. Assia and Ms. Levy-Ron have all necessary qualifications and expertise required under the Israeli Companies Law and the requirements of NASDAQ. Our Board of Directors also determined that Mr. Assia is a financial expert as required by the Israeli Companies Law and NASDAQ requirements with respect to membership on the Audit Committee. Furthermore, both nominees have certified to us that they meet all other requirements in connection with the election of Outside Directors under the Israeli Companies Law and NASDAQ. In accordance with the recommendation of our Board of Directors, it is proposed that the election of Mr. Assia and Ms. Levy-Ron as Outside Directors be considered and voted upon at the meeting. If elected at the meeting, Mr. Assia and Ms. Levy-Ron will serve for a three-year term, and Ms. Levy-Ron will join our Audit Committee along with Mr. Assia who is already a member of our Audit Committee.

        We are proposing to adopt the following resolution:

“RESOLVED, to elect David Assia and Vered Levy-Ron to the Board of Directors of RRSat Global Communications Network Ltd. to serve as Outside Directors for a three-year term.”

        The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to elect the individuals named above as Outside Directors. In addition, the shareholders’ approval must either include at least one-third of the Ordinary Shares voted by shareholders who are not controlling shareholders, or the total Ordinary Shares of non-controlling shareholders voted against this proposal must not represent more than one percent of the outstanding Ordinary Shares. Under the Israeli Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company.

        Our Board of Directors unanimously recommends that the shareholders vote “FOR” the adoption of this resolution.

AUDIT COMMITTEE AND BOARD OF DIRECTORES RESOLUTIONS PRIOR TO VOTE ON ITEM 2

        Under the Israeli Companies Law, the terms of office and employment of our directors must be approved by our Audit Committee, Board of Directors and shareholders.  A director who has a personal interest in a matter that is considered at a meeting of our Board of Directors or the Audit Committee may not attend that meeting or vote on that matter, unless a majority of our Board of Directors or the Audit Committee also has a personal interest in the matter.

        The audit committee of a public company is not permitted to approve the terms of office and employment of directors unless at the time of approval, two Outside Directors are members of the audit committee, and at least one of them is present at the deliberations in which the audit committee resolves to approve the proposal. Therefore, the approval of our Audit Committee may only be granted after the election of Mr. Assia and Ms. Levy-Ron as Outside Directors and the appointment of Ms. Levy-Ron as a member of our Audit Committee along with Mr. Assia who is already a member of our Audit Committee.

        Accordingly, after, and assuming, the election of Mr. Assia and Ms. Levy-Ron as Outside Directors pursuant to “Item 1", there shall be an intermission in the Extraordinary General Meeting during which time the new composition of our Audit Committee and Board of Directors will conduct deliberations and resolve on the issue of compensation of our Outside Directors, as described under Item 2.

        Mr. Assia and Ms. Levy-Ron have a personal interest in the resolution under Item 2 as it affects the compensation they are entitled to receive. Therefore, these directors shall disclose to the Audit Committee and to the Board of Directors, as applicable, their personal interest in such resolution, and Mr. Assia and Ms. Levy-Ron will not attend the meeting of the Board of Directors.

        Following the intermission in the Extraordinary General Meeting and assuming that the Audit Committee and Board of Directors approve the resolutions proposed under Item 2, the Extraordinary General Meeting shall resume and it shall be proposed that the shareholders approve the resolution described under Item 2.

ITEM 2 – PROPOSAL: APPROVE COMPENSATION OF OUTSIDE DIRECTORS

        Outside Directors may be compensated only in accordance with regulations adopted under the Israeli Companies Law. The regulations provide three alternatives for cash compensation to Outside Directors:

(i)	a fixed amount determined by the regulations,

(ii)	an amount within a range contained in the regulations, or

(iii)	an amount proportional to the amount paid to the other directors of the company.

        A company may also issue shares or options to an Outside Director, provided that (A) the criteria set forth in clause (iii) of the immediately preceding paragraph shall apply to such shares or options and (B) such securities shall be granted pursuant to an incentive plan that is available to all directors that are not Outside Directors and all other office holders.

        Outside Directors’ compensation determined in any manner, other than cash compensation at the fixed amount determined by the regulations, requires the approval of the company’s shareholders.

        In accordance with our existing directors’ compensation package previously approved by our shareholders, the members of our Board of Directors are entitled to receive: (i) an annual retainer in the amount of US$17,000, (ii) US$500 for attending each Board or committee meeting unless such committee meeting is held immediately before or after a Board meeting, in which case the fee is US$200, and (iii) US$150 for attending Board or committee meetings by phone or in the case resolutions are adopted by written consent in lieu of a meeting.

        The shareholders are being asked to approve compensation for our two Outside Directors in an amount that is the same as the compensation we provide to our other directors.

        Subject to the approval of the Audit Committee and the Board of Directors, we are proposing to adopt the following resolution:

“RESOLVED, to approve the following compensation for the Outside Directors of the Company:

i.	Annual fee – US$17,000;

ii.	Meeting fee for meeting of the Board of Directors or committee of Board of Directors (attended in person) – US$500 (unless the meeting of the committee of the Board of Directors is held immediately before or after a Board meeting, in which case, the fee for such meeting will be US$200); and

iii.	Meeting fee (attended by phone or written consent) – US$150.”

        The adoption of the resolution requires the affirmative vote of a majority of the shares present at the Extraordinary General Meeting in person or by proxy and voting on the proposal.

        Our Board of Directors unanimously recommends that the shareholders vote “FOR” the adoption of this resolution.

ADDITIONAL INFORMATION

        Voting Restrictions. We conduct our operations pursuant to licenses granted to us by the Ministry of Communications of the State of Israel. Our Articles of Association and the licenses contain provisions that may cause the suspension of voting rights of holders of our Ordinary Shares if such holder (that was not one of our shareholders prior to our initial public offering) becomes a beneficial holder of 10% or more of our Ordinary Shares or acquires our Ordinary Shares in an amount resulting in such shareholder having significant influence over us without receiving the consent of the Minister of Communications of the State of Israel. Ordinary Shares held in breach of these limits may be considered dormant shares and will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings). Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares.

        Any shareholder seeking to vote at the Extraordinary General Meeting must notify us prior to the vote if any of the shareholder’s holdings in RRSat or the shareholder’s vote requires the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control of RRSat, in each case as specified in Article 12A of our Articles of Association and in Section 1(b) to Annex H of our Special License No. 5-10439-0-96224 and in Section 1(b) to Annex F of our Special License No. 5-10439-2-95049. Unless indicated otherwise in the proxy card, by signing and sending the enclosed proxy card, each shareholder certifies to RRSat that neither the shareholder’s holdings nor the shareholder’s vote requires the consent of the Minister of Communications.

By Order of the Board of Directors, GILAD RAMOT Chairman of the Board of Directors

Dated: December 20, 2006

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR USE AT
THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JANUARY 24, 2007

        The undersigned shareholder of RRSat Global Communications Network Ltd. (the “Company”) hereby appoints DAVID RIVEL and GIL EFRON, and each of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote as described on the reverse all of the Ordinary Shares of the Company that the undersigned is entitled to vote at the Company’s Extraordinary General Meeting of Shareholders to be held at the Company’s executive offices at Reem Junction, D.N. Shikmim 79813, Israel, on January 24, 2007, at 3:00 p.m. (Israel time), and at any adjournment thereof.

        The undersigned hereby acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and the proxy statement accompanying such notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms all that said proxies, their substitutes, or any of them, may lawfully do by virtue thereof.

        This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR Items 1 and 2.

        Unless the undersigned has noted otherwise, the undersigned certifies that:

1.	its holdings and its vote DO NOT REQUIRE the consent of the Israeli Minister of Communications pursuant to Section 1(b) to Annex H to the Company’s Special License No. 5-10439-0-96224 or Section 1(b) to Annex F to the Company’s Special License No. 5-10439-2-95049; and

2.	it is NOT a controlling shareholder of the Company.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.
JANUARY 24, 2007

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

A proxy card will not be considered unless it is received by RRSat Global Communications
Network Ltd. (the “Company”) at its principal executive offices at 4 Hagoren Street,
Industrial park, Omer 84965, Israel, or at the offices of the Company’s registrar and transfer agent, by January 23, 2007.

i Please detach along perforated line and mail in the envelope provided i

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

FOR	AGAINST	ABSTAIN
1.	To elect David Assia and Vered Levy-Ron as Outside Directors. (note: directors are elected as a group, not individually)	☐	☐	☐

FOR	AGAINST	ABSTAIN
2.	To approve the compensation for the Outside Directors.	☐	☐	☐

Unless stated otherwise in the line below, I certify that (A) my holdings and my vote DO NOT REQUIRE the consent of the Israeli Minister of Communications pursuant to Section 1(b) to Annex H to the Company's Special License No. 5-10439-0-96224 or Section 1(b) to Annex F to the Company's Special License No. 5-10439-2-95049; and (B) I am NOT a controlling shareholder of the Company:

_______________________ ___________________________________________________________________________

Signature of Shareholder: _____________________________________________________________ Date: ___________

Note: Please sign exactly as your name or names appear on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

_______________________________________________________________________________________________________________

To change the address on your account, please check the box at right and indicate your new address in the address space above.
Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐